EXHIBIT 5(b).1
ERISA Qualification Undertaking
     The registrant hereby undertakes that it will submit or has submitted the Savings and Investment Plan and the DuPont Retirement Savings Plan ,and any amendments to either, to the Internal Revenue Service (“IRS”) in a timely manner and has made or will make all changes required by the IRS in order to qualify the plans.